Exhibit 99.1

NEWS RELEASE

Endeavour Silver Sets New Record for Quarterly Mine Production;
Produces 826,439 oz Silver (Up 41%) and 4,461 oz Gold (Up 61%) in Q2, 2010

Vancouver, BC, Canada – July 7, 2010 - Endeavour Silver Corp. (TSX: EDR, NYSE-Amex: EXK, DB-Frankfurt: EJD) announced today that it set a new record for quarterly silver and gold production in Q2, 2010 from the Company’s two operating silver mines in Mexico, the Guanacevi Mine in Durango State and the Guanajuato Mine in Guanajuato State.

Silver production totalled 826,439 ounces (oz) and gold production amounted to 4,461 oz in Q2, 2010, up 41% and 61% respectively compared to Q2, 2009. As a result, silver-equivalent production rose to 1,116,404 oz in Q2, 2010, using gold as the only silver equivalent, at a 65:1 silver: gold ratio.

The Second Quarter, 2010 production data are outlined in the following table.  To view a short video of today’s news release, click here Add video link here

Mine	Tonnes Produced	Tonnes per day	Grade Ag g/t	Grade Au g/t	Recovery Ag %	Recovery Au %	Silver Oz	Gold Oz
Guanacevi	75,701	841	332	0.80	77.0	82.3	622,385	1,602
Guanajuato	48,124	535	166	2.14	79.4	86.3	204,054	2,858
Combined	123,825	1,376	267	1.32	77.6	84.9	826,439	4,461

Godfrey Walton, President and COO, stated, “Endeavour delivered yet another record for quarterly silver production in Q2, 2010, maintaining our track record for exceptional organic growth. We are now well ahead of our 3.1 million oz silver production forecast for 2010, notwithstanding the fact that our 2010 capital expansion programs have not yet been completed.”

“Once this year’s capital programs (including a plant upgrade and expansion of the crushing, filtration and Merrill Crowe circuits at Guanacevi) are completed this quarter, Guanacevi production should rise to 1,000 tpd as the new Porvenir Cuatro and Santa Cruz mines come into production. In a similar manner, once the new Lucero South access ramp and ventilation shaft are completed this quarter, Guanajuato production should also enjoy incremental improvements in tonnages, grades and recoveries.”

Godfrey Walton, M.Sc., P. Geo., the President and COO for Endeavour, is the Qualified Person who reviewed this news release and oversaw the mining operations.

Endeavour Silver Corp. is a small-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted five consecutive years of growing silver production and resources. The organic expansion programs now underway at Endeavour’s two operating silver mines in Mexico combined with its strategic acquisition and exploration programs should help Endeavour achieve its goal to become the next premier mid-tier silver mining company.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford Cooke"

BRADFORD COOKE
Chairman and Chief Executive Officer

For more information, please contact Hugh Clarke at Toll free:  877-685-9775, tel:  (604) 685-9775, fax:  (604) 685-9744, email hugh@edrsilver.com or visit our website, www.edrsilver.com.

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include, but are not limited to, statements regarding Endeavour’s anticipated performance in 2009, including silver and gold production, timing and expenditures to develop new silver mines and mineralized zones, silver and gold grades and recoveries, cash costs per ounce, capital expenditures and sustaining capital  and the use of proceeds from the Company’s recent financing. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others: fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and U.S. dollar); changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, diminishing quantities or grades of mineral reserves as properties are mined; the ability to successfully integrate acquisitions; risks in obtaining necessary licenses and permits, and challenges to the company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.